Sibling Entertainment Group, Inc. 511 West 25th Street, 503 New York, NY 10001 Tel: (212) 414-9600 • Fax (212) 924-9183

December 11, 2006 by EDGAR

Mr. Joseph Foti

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington D.C. 20549-3561

RE: Commission File Number 333-60958 - Responses to SEC Review Letter dated December 4, 2006

Dear Mr. Foti,

Please find attached our responses to each of your respective comments contained in your letter dated December 4, 2006 regarding the Sibling Entertainment Group, Inc.’s Form 10-KSB for the year ended June 30, 2006 and Form 10-QSB for the quarter ended September 30, 2006.

* * * * * * * * * *

Form l0-KSB for the Year Ended June 30, 2006

Risk Factors, page 12

1.

Please expand these disclosures to also discuss and quantify the relative significance of the goodwill balance to total assets and to stockholders’ equity at the balance sheet date. Describe how the nature and composition of this account balance and changes in your related accounting estimates could affect reported financial condition and future results of operations. This comment and the comment directly below apply to your Form 10-Q for September 30, 2006.

We have reviewed your comments above and propose the following expanded disclosure under Risk Factors paragraph # 16 in future filings:

At June 30, 2006, the Company reported a goodwill balance of $2,779,624 representing 75.8% of total assets and 80% of stockholders’ equity. The Company recognized the aforementioned goodwill as a result of the acquisition of SPI during the year ended June 30, 2005. The implied fair value of goodwill for this reporting unit (SPI) was determined by management’s assessment of the net present value of projected SPI cash flows at June 30, 2006. Management has updated and recalculated net present value of SPI cash flows at September 30, 2006 and reported a goodwill balance of $2,779,624 representing 72.3% of total assets and 83.1% of stockholders’’ equity. At June 30, 2006, and September 30, 2006, management determined that the implied fair value of goodwill exceeded the carrying amount of goodwill; consequently, no impairment of goodwill was recorded for the year ended June 30, 2006 and the three months ended September 30, 2006.

Management tests for goodwill impairment when impairment indicators are present.. Since SPI is in a development stage with several projects in various stages of development, management has determined to test for impairment on a quarterly basis. Management conducts impairment tests by re-calculating and then comparing the net present value of SPI cash flows to the net assets of this reporting unit, including goodwill. In our evaluation of cash flows and net present value, we prepared detailed statements and reviewed both the timing and probability of each project(s) in development under SPI using achievable target sales and costs with a moderate annual growth. The assumptions utilized in the computations of the net present value included a factor of 12% cost of capital and a probability of 75%, resulting in a net present value exceeding twice the carrying value of goodwill. In the event that management determines that carrying amount of goodwill exceeds the implied fair value of goodwill based on the previous comparison, an impairment entry would be required and an expense equal to this excess (goodwill impairment) would be booked to the Statement of Operations and would negatively impact the Company’s Net Profits and reduce Total Assets and Stockholders’ Equity.

2.	Please expand these disclosures to also address the concentration of your business. That is, your revenues come from a very limited number of customers, each of whom is a related party or affiliate.

While in the past a significant portion of our earnings were derived through related parties, our sales from non-related parties for the first two months after September 30, 2006 were in excess of $441,000 and expect this trend to continue as operations will continue to expand. Nevertheless, in future filings, if relevant, we will expand our disclosures to include, under Risk Factors paragraph # 4, the following:

The Company’s revenues are generated from a limited number of related party customers or affiliates. Therefore, the Company is exposed to a greater degree of business concentration risk than if the Company had a more diversified customer base.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 18

3.

Please expand your table of related party cash flows to include each period for which a cash flow statement has been presented. Consider any revisions made as a result of our comments below when preparing these tables. This comment applies to your Form 10-Q for September 30, 2006.

We have revised the table of related party cash flows below and will include this table formatted for the applicable periods in future filings. It is currently shown as it would appear in the June 30, 2006 10-KSB.

	For the year ended June 30, 2006		For the year ended June 30, 2005
Source	Cash Proceeds	Cash Disbursements	Cash Proceeds	Cash Disbursements
Non-related party activities:
Sales of common stock	1,528,804	—	452,500	—
Common stock subscribed	—	—	27,500	—
General and administrative expenses	—	1,168,048	—	252,800
Production expenses	—	70,523	—	10,000

Related party activities:
DCT - management services provided	103,629	—	78,500	—
SPI - executive producer fees earned	50,000	—	16,667	—
SEI - management services provided	—	123,700	—	126,712
SEI - purchase of stock	—	50,000	—	300,000

TOTAL	$1,682,433	$1,412,271	$575,167	$689,512

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4.

We note from the report filed in the current year that your current auditors did not audit the Development Stage, July 1, 2000 through June 30, 2004. In order to present the cumulative data as “audited,” you are required to include as reissued audit report covering this period as required by Rule 2-05 of Regulation S-X. It appears that it is impracticable to obtain such a report. If true, and given the subsequent restatements, we would be willing to waive the requirement for audit of the cumulative data in the annual financial statements. However, the financial statements should be revised to clearly indicate that the cumulative information is unaudited, and the audit report dated October 23, 2006 should be appropriately revised as well. Finally, a footnote to the financial statements should be added to clearly disclose that it is impracticable to provide audited cumulative data and to explain the reasons for this circumstance.

We have reviewed your comments above and propose the following footnote to be included in an amended June 30, 2006 10-KSB in addition to making the necessary revision to clearly indicate that the cumulative information on our financial statements is unaudited and revising the audit report dated October 23, 2006:

PROPOSED LANGUAGE FOR JUNE 30, 2006 10-KSB:

NOTES TO THE FINANCIAL STATEMENTS

18.  UNAUDITED CUMULATIVE AMOUNTS SINCE INCEPTION OF DEVELOPMENT STAGE

The Company’s current auditors did not audit Company’s financial statements for the period of Development Stage July 1, 2000 through June 30, 2004, as current auditors were engaged on May 12, 2005. We have been advised by the former Managing Partners of Livingston, Wachtell & Co. LLP (“Wachtell”) that Wachtell is no longer doing business as a CPA firm as of February 15, 2006. Given subsequent restatements of Company’s financial statements for the aforementioned period and impracticability for the Company to reissue an audit report for aforementioned period due to the termination of the former auditors’ practice, the Cumulative Accounts since Inception of Development Stage, July 1, 2000 to June 30, 2006 are reported unaudited.

Cash Flows Statement, page F-6

5.

It appears that not all related party transactions are clearly labeled as such. For example, please consider whether additional cash flows from investing activities result from transactions with related parties. We refer, for example, to options purchased, certain production development cost outlays and other similar items. Please consider whether any portion of the production expenses or the general and administrative expenses in your income statement relate to transactions with principal owners, managers and affiliates, we would also include transactions with equity investees, promoters, and parties that you may significantly influence or that may significantly influence you as transactions that should be labeled. Our comment also applies to your Form 10-Q for September 30, 2006.

We have reviewed your comments and our related party transactions, including transactions with principal owners, managers and affiliates, and equity investees. Payments made between subsidiaries were eliminated in consolidation. Options were purchased from third party organizations that were not related parties and did not include principal owners, managers or equity investees.

Production expenses recorded did not include related parties as the “end” party. Production expenses were incurred and paid to third party vendors who do not represent related parties, principal owners, affiliates or equity investees. A significant portion of production expenses were paid by SEGI and passed through subsidiaries, and the expenses were booked at the “end,” (or “production entity”) subsidiaries, HHI and HDLLC.

Note 3 – Related Party Transactions

Share Exchange Agreement, page F-15

6.

We note from your disclosure here and from your current and prior year (previously filed) balance sheet presentation that the $2.8 million of goodwill recorded related to your acquisition of SPI on June 17, 2005, and that you have performed an impairment test on such goodwill, concluding no impairment exists at the latest balance sheet date. We also note that you have experienced increasing net losses in the past few fiscal years, your total net loss since inception is approximately $1.8 million, and you received a going concern opinion from your auditors. Given these factors, and the relative significance of goodwill, appropriate disclosures should be provided in MD&A. In this regard, the testing of goodwill impairment and your resulting conclusions constitute a critical accounting estimate and should be discussed with any other critical accounting estimates and policies in a separately captioned section of MD&A. Your discussion should, at a minimum, describe the methodology used to determine your estimate as well as any material assumptions or any assumptions that are about highly uncertain matters. Indicate known trends, events or uncertainties that are reasonably likely to occur and materially effect your assumption and explain how different estimates would impact your operating results and financial position. Indicate how you assessed any negative and positive factors, possibilities or uncertainties that you considered in support of your determination that no impairment existed at the balance sheet date.

We have reviewed your comments and propose the following separately captioned section in our MD&A:

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

TESTING FOR IMPAIRMENT OF GOODWILL

Management tests for goodwill impairment when impairment indicators are present, or at least on an annual basis. Management’s methodology used to determine our estimates of the implied fair value of goodwill and any potential impairment begins with re-calculating and then comparing the net present value of SPI’s future cash flows to the net assets of SPI, including goodwill, at the time of testing. SPI’s future cash flows consider only its core business operations which includes producing up to three independent films annually produced by SPI, but also now include special annual film and television productions including DVD and cable, pay-per-view productions of the musical HATS! In our evaluation of cashflows and net present value, we prepared detailed statements and reviewed both the timing and probability of each project(s) in development under SPI using achievable target sales and costs with a moderate annual growth of 5%. We assumed the interest rate (cost of capital) factor to be 12% cost. Assuming a probability factor of 75%, our test resulted in a net present value 2 times the value of goodwill resulting in no impairment. We based our calculations on a production schedule beginning with the first of three films in November 2007and proceeds from the sale of the first film not in April 2009, and the production and sale of the HATS! DVD beginning in 2008. When revising the net present value of SPI’s cash flow projections, we have considered the risks of possible uncertainties including inflation and timing issues including the start and sale of each production with no impairment including a delay of up to one year in the start of production.

Form 10-Q for September 30, 2006

Balance Sheet, page F-3

It appears, based upon a comparison with your June 30, 2006 balance sheet, that not all related party items are labeled as such. We refer, in particular, to your liabilities. Please revise or advise.

We have reviewed your comment and the following balance sheet items as of September 30, 2006 should have been labeled as “- related party”:

Loan payable – related party	$5,000

In future filings, we will revise this allocation.

If you have any additional questions and comments, please do not hesitate to contact us.

Sincerely,

/s/ James S. Cardwell

_____________________________

James S. Cardwell, CFO

cc	Mitchell Maxwell, President
Victoria Maxwell, Vice President
Richard Bernstein, Director
Joseph Sierchio, Esq., Legal Counsel